EXHIBIT NO. 21

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation

Insurance subsidiary:

Professionals Direct Insurance Company	Michigan

Non-insurance subsidiaries:

Professionals Direct Insurance Services, Inc.	Michigan
Professionals Direct Finance, Inc.	Michigan
Professionals Direct Employer Organization, Inc.	Michigan
Professionals Direct Statutory Trust I	Delaware